Contact

www.linkedin.com/in/kevin-
neumaier-1b0a5b (LinkedIn)

Top Skills

Environmental Consulting
Environmental Awareness
Climate Change

Certifications

Professional Engineer (PE)

Kevin Neumaier

CEO at Swift Rails
Lancaster, New York, United States

Summary

Goals: Solve climate change and few other global environmental problems

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Experience

Swift Rails, Inc.
CEO
October 2014 - Present (9 years 1 month)
Buffalo/Niagara, New York Area

Swift Rails is new kind of transit. Typically, it will get you to your destination up to 5 times faster. It is also quicker to build, less costly and great to the environment. There is a cool video on our website at www.swiftrails.com that shows how the system work. If you get a chance to check it out, let me know what you think.

Ecology and Environment, Inc. (www.ene.com)
President & CEO
2008 - 2014 (6 years)

Led 1,600 global employees with projects in over 100 countries to record-setting revenue, $169 million, and earnings, $1.65 share. While under Kevin's leadership, Fortune magazine included E&E on its Hottest Small-cap Top 50 and "Green Pioneer" lists

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Education

University at Buffalo
MS, Natural Science (global ecology) · (1989 - 1992)

Clarkson University
BS, Civil and Environmental Engineering · (1982 - 1986)